                                 SCHEDULE 14A
                                (RULE 14A-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                           SCHEDULE 14A INFORMATION
               PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [_]
Filed by Party other than the Registrant [X]
Check the appropriate box:
                                             [_]Confidential, for Use of the
  [X]Preliminary Proxy Statement                Commission Only (as permitted
                                                by Rule 14a-6(e)(2))
  [_]Definitive Proxy Statement
  [_]Definitive Additional Materials
  [_]Soliciting Material Pursuant to
     Rule 14a-11(c) or Rule 14a-12

                      GREAT WESTERN FINANCIAL CORPORATION
               (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           H. F. AHMANSON & COMPANY
                  (NAME OF PERSON(S) FILING PROXY STATEMENT,
                         IF OTHER THAN THE REGISTRANT)

Payment of filing fee (Check the appropriate box):

  [X]No fee required.

  [_]Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1) Title of each class of securities to which transaction applies:

    (2) Aggregate number of securities to which transaction applies:

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4) Proposed maximum aggregate value of transaction:

    (5) Total fee paid:

  [_]Fee paid previously with preliminary materials.

  [_]Check box if any part of the fee is offset as provided by Exchange Act
     Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    (1) Amount previously paid:

    (2) Form, Schedule or Registration Statement no.:

    (3) Filing Party:

    (4) Date Filed:

      PRELIMINARY COPY--SUBJECT TO COMPLETION, DATED APRIL 10, 1997

                             [AHMANSON LETTERHEAD]

                                                          April [14], 1997

Dear Great Western Financial Corporation Stockholder:

  On February 17, 1997, H.F. Ahmanson & Company ("Ahmanson") submitted a written proposal to Great Western Financial Corporation for a tax-free merger of the two companies. On March 17, 1997, Ahmanson significantly enhanced its offer to Great Western stockholders.

  AHMANSON'S ENHANCED MERGER PROPOSAL PROVIDES A PREMIUM TO GREAT WESTERN
STOCKHOLDERS, IN EXCESS OF $    MILLION, OR APPROXIMATELY $   PER SHARE, OVER
THE WASHINGTON MUTUAL PROPOSAL, BASED ON APRIL      STOCK PRICES. BASED ON THE
AVERAGE PRICE OF AHMANSON COMMON STOCK ON THE [      ] TRADING DAYS ENDING ON
APRIL  , 1997, THE IMPLIED MARKET VALUE OF THE AHMANSON MERGER PROPOSAL WAS
$[ ], REPRESENTING A PREMIUM OF $[ ], OR [ ]%, OVER THE AVERAGE IMPLIED MARKET VALUE OF THE WAMU MERGER PROPOSAL OVER THE SAME PERIOD.

                       OUR SUPERIOR MERGER PROPOSAL

  . Great Western stockholders would receive, tax-free, at least 1.10 and as much as 1.20 common shares of Ahmanson for each common share of Great Western.

  . The exchange ratio will be fixed in a range between 1.10 and 1.20 common shares of Ahmanson for each common share of Great Western by dividing $50 by the average closing price of Ahmanson common stock for the 20 trading days preceding approval of the merger by the Office of Thrift Supervision, or as otherwise agreed in connection with entering into a merger agreement with Great Western. The exchange ratio will be 1.10 when Ahmanson's common stock average closing price is $45.45 or above and will be 1.20 when Ahmanson's common stock average closing price is $41.67 or below.

  . Despite the extraordinary economic benefits to the stockholders of Great Western that would accrue from Ahmanson's enhanced merger proposal, Great Western's current Board of Directors has never entered into negotiations or even discussions with Ahmanson, and has withheld material information from Ahmanson that it has supplied to other bidders.

  . Moreover, the Great Western Board has to date ignored the formal demand by a majority of its stockholders to put the Ahmanson merger proposal on a level playing field with the Washington Mutual proposal.

  Accordingly, in order to ensure that your demand for fair treatment of all proposals is followed, and to ensure that a decision on Ahmanson's enhanced merger proposal is made on the merits by Directors committed to you, the true owners of Great Western, your proxy is being solicited to replace three of the four current Class II Directors of Great Western.

  . The Ahmanson nominees are not committed to any particular proposal; instead the Ahmanson nominees favor pursuing a merger proposal that will maximize stockholder value.

  . These nominees have agreed that as directors they will act "on behalf of all of the stockholders of [Great Western] . . . and will in no way be controlled by or acting at the direction of Ahmanson."

  . Voting for the Ahmanson nominees and the other Ahmanson proposals described herein will enable you to send a clear message to the Great Western Board of Directors that you favor a merger that offers the greatest value to you.

  This proxy solicitation is being conducted separately from the consent solicitation that Ahmanson is making in connection with proposals for the adoption of a stockholder resolution and certain amendments to the By-laws of Great Western.

  SEND A CLEAR MESSAGE TO THE GREAT WESTERN BOARD OF DIRECTORS--VOTE YOUR WHITE ANNUAL MEETING PROXY CARD FOR EACH OF THE AHMANSON NOMINEES AND FOR APPROVAL OF THE AHMANSON PROPOSALS.

  As of the date of this Proxy Statement, the Great Western Board of Directors had not yet set a date or time for the 1997 Annual Meeting of Stockholders of Great Western (the "Annual Meeting") or a record date for the Annual Meeting. Once a meeting date and a record date have been set, Ahmanson will notify Great Western stockholders entitled to vote at the Annual Meeting of the meeting date and will supplement the enclosed Proxy Statement accordingly. Only stockholders of record on the record date established by the Great Western Board of Directors may vote in connection with the accompanying Proxy Statement. Therefore, in fairness to other stockholders, even if you subsequently sell your shares of GWF Common Stock, you are urged to grant your proxy pursuant to the enclosed WHITE proxy card with respect to all of the shares of GWF Common Stock that were held by you as of the record date. Your failure to vote may adversely affect those who continue to be stockholders.

  If you have any questions concerning the accompanying Proxy Statement or the procedures to be followed to deliver a proxy, please contact MacKenzie Partners, Inc. at (212) 929-5500 (bankers and brokers call collect) or (800) 322-2885 (all others call toll-free).

  PLEASE READ THE ACCOMPANYING PROXY STATEMENT CAREFULLY. YOUR VOTE AND PROMPT ACTION ARE IMPORTANT. YOU ARE URGED TO GRANT YOUR PROXY BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE.

  We appreciate your support on these important matters.

                                      Sincerely,

                                      _________________________________________

                                      Charles R. Rinehart
                                      Chairman and Chief
                                       Executive Officer

                         YOUR PROXY IS IMPORTANT

  Only stockholders of record on the record date established by the Great Western Board of Directors are entitled to give their proxy. Thus:

  1. If your shares of Great Western Common Stock are held in your own name, please mark, sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided.

  2. If your shares of Great Western Common Stock are held in the name of a brokerage firm, bank, nominee or other institution, only it can vote with respect to your shares of Great Western Common Stock and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give a WHITE proxy card to be signed representing the shares of Great Western Common Stock beneficially owned by you. You are urged to ensure that the record holder of your shares of Great Western Common Stock marks, signs, dates and returns the enclosed WHITE proxy card as soon as possible.

  3. You are further urged to confirm in writing any instructions given to your broker or bank and provide a copy of those instructions to H.F. Ahmanson & Company in care of MacKenzie Partners, Inc. so that Ahmanson may also attempt to ensure that such instructions are followed.

  If you have any questions or require any assistance in completing your proxy, please call:


                    [LOGO OF MACKENZIE PARTNERS, INC.]
                               156 Fifth Avenue
                           New York, New York 10010

                      (212) 929-5500 (call collect)

                                    or

                      CALL TOLL-FREE: (800) 322-2885

      PRELIMINARY COPY--SUBJECT TO COMPLETION, DATED APRIL 10, 1997

                      1997 ANNUAL MEETING OF STOCKHOLDERS
                                      OF
                      GREAT WESTERN FINANCIAL CORPORATION

                               ----------------

                                PROXY STATEMENT
                                      OF
                            H.F. AHMANSON & COMPANY

                               ----------------

  This Proxy Statement and the accompanying WHITE Annual Meeting proxy card are furnished in connection with the solicitation of proxies by H.F. Ahmanson & Company ("Ahmanson"), to be used at the 1997 Annual Meeting of Stockholders of Great Western Financial Corporation ("GWF"), the date and time of which has yet to be set by the GWF Board of Directors, and any adjournments, postponements or reschedulings thereof (the "Annual Meeting"). Once a meeting date and location and a record date have been set, Ahmanson will notify GWF stockholders entitled to vote at the Annual Meeting of such information and will supplement this Proxy Statement accordingly.

  Ahmanson conducts its principal business operations through Home Savings of America, FSB, a federally-chartered savings bank. Based on deposits, Home Savings was at December 31, 1996 the third largest depository institution in California and the 17th largest in the United States.

  On February 17, 1997, Ahmanson submitted a written proposal to GWF for a tax-free merger of the two companies (the "Original Proposal"). On March 5, 1997, GWF entered into a merger agreement with Washington Mutual, Inc. ("WaMu") providing for a tax-free merger pursuant to which each outstanding share of GWF Common Stock would be converted into 0.90 shares of WaMu Common Stock. On March 17, 1997, Ahmanson submitted an enhanced proposal to GWF for a merger of the two companies (the "Proposed Merger") pursuant to which each outstanding share of GWF Common Stock would be converted into between 1.10 and
1.20 shares of Ahmanson Common Stock (the "Ahmanson Merger Proposal"). The exchange ratio would be determined by dividing $50 by the average closing price of the Ahmanson Common Stock for the 20 trading days preceding the approval of the merger by the Office of Thrift Supervision (the "OTS"), or as otherwise agreed in connection with entering into a merger agreement with GWF (the "Exchange Ratio"). The Exchange Ratio will be 1.10 when the Ahmanson Common Stock average closing price is $45.45 or above and will be 1.20 when the Ahmanson Common Stock average closing price is $41.67 or below. The Ahmanson Merger Proposal is accordingly designed to provide the GWF stockholders with an offer that is superior to the WaMu proposal.

  The Ahmanson Merger Proposal today has a value of $ per share (based on the closing price of Ahmanson Common Stock on the New York Stock Exchange ("NYSE")
on April  , 1997), which represents a   % premium over the closing price of
the GWF Common Stock on the NYSE on February 14, 1997 (the last day of trading
before announcement of the Original Proposal) and a premium of   % over the
implied value of the WaMu proposal. Based on the average price of Ahmanson Common Stock on the [ ] trading days ending on April , 1997, the implied market value of the Ahmanson Merger Proposal was $[ ], representing a premium of $[ ] per share, or [ ]%, over the average implied market value of the WaMu merger proposal over the same period. Changes in the market price of the Ahmanson Common Stock before the effective time of the merger would affect the number of shares or the market value of Ahmanson Common Stock to be received in the Proposed Merger in exchange for the GWF Common Stock.

  Ahmanson remains committed to a merger with GWF and believes that the Proposed Merger represents a unique and compelling opportunity to enhance value for stockholders of both Ahmanson and GWF, allowing the combined company to realize substantial cost savings while solidifying its competitive position in its major markets, generating enhanced revenues and providing improved services and products to its customers.

Ahmanson believes that it will be able to obtain the regulatory approvals required for the Proposed Merger on a timely basis and without imposition of any condition that would have a material adverse effect on the combined company. Accordingly, Ahmanson believes that the GWF Board of Directors should recognize that its fiduciary duties require it to commence merger negotiations with Ahmanson, as permitted by the GWF/WaMu merger agreement. To date, GWF has not given Ahmanson an opportunity to enter into any discussions or negotiations concerning a business combination between Ahmanson and GWF.

  Ahmanson believes that the GWF Board (who collectively own beneficially less than 1.5% of the GWF Common Stock) should not deprive GWF's stockholders of the opportunity to consider the Ahmanson Merger Proposal and any other bona fide and concrete merger proposals. Accordingly, Ahmanson has determined to nominate three individuals (the "Ahmanson Nominees"), each of whom is independent of (and not affiliated with or controlled by) Ahmanson, to serve as directors of GWF. The Ahmanson Nominees are independent of Ahmanson and would be bound by fiduciary duties owed to GWF stockholders. They have committed to seek to convince the other GWF directors to pursue merger proposals with a view to maximizing stockholder value. In particular, the Ahmanson Nominees have committed to seek to convince the other GWF directors to consider the Ahmanson Proposal and all other bona fide and concrete proposals to merge with GWF and, subject to their fiduciary duties, actively pursue the proposal that they conclude maximizes value for GWF's stockholders. Any such proposal would, of course, then be subject, among other things, to stockholder and regulatory approval.

  You will also be asked at the Annual Meeting to consider and vote upon a non-binding stockholder resolution (the "Ahmanson Resolution") urging the GWF Board to provide Ahmanson, as well as any other potential acquirer, with the same access and information that WaMu has been afforded, to engage in discussions and negotiations with Ahmanson or such other person and to consider all merger proposals in order to maximize stockholder value. Under the Delaware General Corporation Law ("DGCL"), this resolution will not be legally binding upon the GWF Board. However, Ahmanson believes that the GWF Board, in accordance with its fiduciary duties, will take into account the views of a majority of the stockholders of GWF in determining whether to provide Ahmanson, as well as any other potential acquiror, with an opportunity to maximize stockholder value for GWF's stockholders. Ahmanson recognizes that GWF is a party to a merger agreement with WaMu and that any dealings that GWF has with Ahmanson or any other potential acquirer will be in accordance with the terms of such agreement.

  In addition, Ahmanson has introduced five proposals to amend the current By-laws of GWF (the "Ahmanson By-law Amendments" and, together with the Ahmanson Resolution, the "Ahmanson Proposals").

  On April 9, 1997, Ahmanson delivered to GWF consents of the holders of a majority of the outstanding GWF common shares to the adoption of an amendment to the GWF By-laws requiring GWF to hold its annual meeting of stockholders on the fourth Tuesday in April of each year, or on a date within 14 days thereof. On the same date, Ahmanson commenced an action against GWF in Delaware Chancery Court seeking to compel the GWF Board to hold the annual meeting in accordance with the By-law amendment. As of the date of this Proxy Statement, GWF had not yet set a meeting date or a record date for the Annual Meeting.

  This proxy solicitation is being conducted separately from the consent solicitation that Ahmanson is making in connection with proposals for the adoption of two stockholder resolutions and certain amendments to the By-laws of GWF (the "Consent Solicitation").

  A VOTE FOR THE AHMANSON NOMINEES AND THE AHMANSON PROPOSALS WILL ENABLE YOU--AS THE OWNERS OF GWF--TO SEND A CLEAR MESSAGE TO THE GWF BOARD THAT YOU FAVOR A MERGER TO MAXIMIZE STOCKHOLDER VALUE.

  AHMANSON URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED WHITE ANNUAL MEETING PROXY CARD TO VOTE FOR THE ELECTION OF THE AHMANSON NOMINEES AND FOR THE AHMANSON PROPOSALS.

  AHMANSON URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY GWF. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A SUBSEQUENTLY DATED PROXY CARD FOR THE ANNUAL MEETING TO AHMANSON, C/O MACKENZIE PARTNERS, INC. (THE "AGENT"), OR TO THE SECRETARY OF GWF, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE "PROXY PROCEDURES" BELOW.

  The record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the "Record Date") has yet to be established by the GWF Board of Directors. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of GWF Common Stock ("GWF Share") held on the Record Date. Once the GWF Board has set a meeting date and a record date, Ahmanson will supplement this Proxy Statement to include such dates and related information. As of the date of this Proxy Statement, there were approximately 137,563,165 GWF Shares issued and outstanding. Ahmanson holds an aggregate of 3,134,100 GWF Shares, which represents approximately 2.3% of the GWF Shares outstanding. Ahmanson intends to vote such GWF Shares for the election of the Ahmanson Nominees and for the Ahmanson Proposals.

                               ----------------

  This Proxy Statement and the WHITE Annual Meeting proxy card are first being furnished to GWF stockholders on or about April [14], 1997. The principal executive offices of Great Western Financial Corporation are located at 9200 Oakdale Avenue, Chatsworth, California 91311.

                          YOUR PROXY IS IMPORTANT

  Only stockholders of record on the record date established by the Great Western Board of Directors are entitled to give their proxy. Thus:

  1. If your shares of Great Western Common Stock are held in your own name, please mark, sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided.

  2. If your shares of Great Western Common Stock are held in the name of a brokerage firm, bank, nominee or other institution, only it can vote with respect to your shares of Great Western Common Stock and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a WHITE proxy card to be signed representing the shares of Great Western Common Stock beneficially owned by you. You are urged to ensure that the record holder of your shares of Great Western Common Stock marks, signs, dates and returns the enclosed WHITE proxy card as soon as possible.

  3. You are further urged to confirm in writing any instructions given to your broker or bank and provide a copy of those instructions to H. F. Ahmanson & Company in care of MacKenzie Partners, Inc. so that Ahmanson may also attempt to ensure that such instructions are followed.

  If you have any questions or require any assistance in completing your proxy, please call:

                                      LOGO
                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                            New York, New York 10010

                       (212) 929-5500 (call collect)

                                    or

                      CALL TOLL-FREE: (800) 322-2885

                    THE AHMANSON NOMINEES FAVOR PURSUING A
                     MERGER TO MAXIMIZE STOCKHOLDER VALUE

  On a number of occasions prior to 1996, the current and predecessor chief executive officers of Ahmanson and GWF have informally discussed the possibility of a merger of the two companies. These discussions took place against the background of a rapidly changing banking industry undergoing substantial consolidation, primarily as a result of increased competition and a need to reduce costs through economies of scale. In addition, Ahmanson believes that in recent years, the two companies have been pursuing compatible business strategies.

  In light of the foregoing, on February 17, 1997, Charles R. Rinehart, Chairman of the Board and Chief Executive Officer of Ahmanson, contacted John
F. Maher, President and Chief Executive Officer, of GWF and delivered to him a written proposal for a tax-free merger of the two companies pursuant to which each outstanding share of GWF Common Stock would be converted into 1.05 shares of Ahmanson Common Stock. GWF did not respond to the Ahmanson proposal and did not hold any discussions with Ahmanson, but entered into negotiations with WaMu and one other party and persuaded WaMu to increase its initial merger proposal. On March 5, 1997, GWF entered into a merger agreement with WaMu providing for a tax-free merger pursuant to which each outstanding share of GWF Common Stock would be converted into 0.90 shares of WaMu Common Stock. On March 17, 1997, Ahmanson submitted the Ahmanson Merger Proposal, pursuant to which each outstanding share of GWF Common Stock would be converted into between 1.10 and 1.20 shares of Ahmanson Common Stock. The exact exchange ratio would be determined by dividing $50 by the average closing price of the Ahmanson Common Stock for the 20 trading days preceding the approval of the merger by the OTS, or as otherwise agreed in connection with entering into a merger agreement with GWF. The Exchange Ratio will be 1.10 when the Ahmanson Common Stock average closing price is $45.45 or above and will be 1.20 when the Ahmanson Common Stock average closing price is $41.67 or below. The Ahmanson Merger Proposal is accordingly designed to provide the GWF stockholders with an offer that is superior to the WaMu proposal.

  The Ahmanson Merger Proposal today has a value of $    per share (based on
the closing price of Ahmanson Common Stock on the NYSE on April 8, 1997),
which represents a    % premium over the closing price of the GWF Common Stock
on the NYSE on February 14, 1997 (the last day of trading before announcement
of the Original Proposal) and a premium of    % over the implied value of the
WaMu proposal. Based on the average price of Ahmanson Common Stock on the
[   ] trading days ending on April  , 1997, the implied market value of the
Ahmanson Merger Proposal was $[  ], representing a premium of $[   ] per
share, or [   ]%, over the average implied market value of the WaMu merger proposal over the same period. Changes in the market price of the Ahmanson Common Stock before the effective time of the merger would affect the number of shares or the market value of Ahmanson Common Stock to be received in the Proposed Merger in exchange for the GWF Common Stock.

  Ahmanson believes that the Proposed Merger represents a unique and compelling opportunity to enhance value for stockholders of both Ahmanson and GWF, allowing the combined company to realize substantial cost savings while enhancing its competitive position in its major markets, generating enhanced revenues and providing improved services and products to its customers. Ahmanson believes that it will be able to obtain the regulatory approvals required for the Proposed Merger on a timely basis and without imposition of any condition that would have a material adverse effect on the combined company.

  Accordingly, Ahmanson believes that the GWF Board of Directors should recognize that its fiduciary duties require it to commence merger negotiations with Ahmanson, as permitted by the GWF/WaMu merger agreement. To date, GWF has not given Ahmanson an opportunity to enter into any discussions or negotiations concerning a business combination between Ahmanson and GWF. Instead, the GWF Board has taken all of the following actions that have delayed the ability of GWF's stockholders to express their views on the Ahmanson Merger Proposal or discouraged proposals for a merger or other business combination with GWF:

  .  They indefinitely postponed the Annual Meeting;

  . They adopted a By-law to delay the time for setting the record date for the Consent Solicitation and thereby delayed you from encouraging GWF to maximize stockholder value; and

  . They put in place a "broad based change-in-control severance plan" for the GWF employees.

  Ahmanson believes that the GWF Board (who collectively own beneficially less than 1.5% of the GWF Common Stock) should not deprive GWF's stockholders of the opportunity to consider the Ahmanson Proposal along with the proposed GWF/WaMu merger and any other bona fide and concrete merger proposals. Accordingly, Ahmanson has determined to nominate three individuals, each of whom is independent of (and not affiliated with or controlled by) Ahmanson, to serve as directors of GWF. The Ahmanson Nominees are independent of Ahmanson and would be bound by fiduciary duties owed to GWF stockholders. They have committed to seek to convince the other GWF directors to pursue merger proposals with a view to maximizing stockholder value. In particular, the Ahmanson Nominees have committed to seek to convince the other GWF directors to consider the Ahmanson Merger Proposal and all other bona fide and concrete proposals to merge with GWF and, subject to their fiduciary duties, actively pursue the proposal that they conclude maximizes value for GWF's stockholders. Any such proposal would, of course, then be subject, among other things, to stockholder and regulatory approval. In addition, Ahmanson is soliciting your proxy in support of the Ahmanson Proposals, which are intended to facilitate the maximization of stockholder value of GWF.

  If the Ahmanson Nominees are elected, the Ahmanson Nominees will constitute a minority of the eleven member GWF Board and, therefore, the Ahmanson Nominees would not, without the support of other members of the GWF Board, be able to take action to terminate the GWF/WaMu merger agreement or cause GWF to enter into a merger agreement with Ahmanson. If adopted, however, the Ahmanson Proposals would, among other things, ensure that the Ahmanson Nominees are consulted on certain actions by the GWF Board that could make a merger with or an acquisition of GWF more difficult or more expensive or would favor one potential acquiror over another.

                       I. ELECTION OF CLASS II DIRECTORS

  According to publicly available information, GWF currently has eleven Directors, divided into three classes having staggered terms of three years each. The terms of the four incumbent Class II Directors, John V. Giovenco, Firmin A. Gryp, James F. Montgomery and Alberta E. Siegel, will expire at the Annual Meeting.

  Ahmanson believes that election of the Ahmanson Nominees represents the best means for GWF stockholders to express their support for the merger proposal that would maximize stockholder value. While the Ahmanson Nominees are independent of Ahmanson and would be bound by fiduciary duties owed to GWF stockholders, they have committed to seek to convince the other GWF directors to pursue merger proposals with a view to maximizing stockholder value.

  Since March 17, 1997, when Ahmanson submitted its enhanced merger proposal to the GWF Board of Directors, GWF has not given Ahmanson an opportunity to enter into any discussions or negotiations concerning a business combination between Ahmanson and GWF. In addition, the GWF Board has refused to give Ahmanson access to the same information that GWF made available to WaMu and to other prospective acquirors after Ahmanson submitted its Original Proposal. The Ahmanson Nominees have committed to seek to convince the other GWF directors to consider the Ahmanson Merger Proposal and all other bona fide and concrete proposals to merge with GWF, as permitted by the GWF/WaMu Merger Agreement, and, subject to their fiduciary duties, actively pursue the proposal that they conclude maximizes value for GWF's stockholders. Ahmanson expects that, if elected, the Ahmanson Nominees would also seek to convince the other GWF directors to "level the playing field" between WaMu and Ahmanson and any other proponent of a business combination with GWF by providing all parties an equal opportunity to engage in discussions with and receive information from GWF management. Any proposal finally accepted by the GWF Board of Directors would, of course, then be subject, among other things, to stockholder and regulatory approval. The election of the Ahmanson Nominees would enable you, as the owners of GWF, to send a clear message to the GWF Board that you favor the merger of GWF that will maximize stockholder value and that you oppose actions that thwart GWF stockholders' ability to select the most favorable proposal. Ahmanson believes that the current members of the GWF Board (who collectively own beneficially less than 1.5% of the GWF common stock) should not deprive GWF's stockholders of the opportunity to consider the Ahmanson Merger Proposal and other merger proposals.

  Ahmanson proposes that the GWF stockholders elect the Ahmanson Nominees to fill three of the four Class II Director positions of GWF up for election at the Annual Meeting. With regard to the fourth Director position of GWF up for election, a blank write-in space has been provided for you to select such Director from among the nominees of the incumbent GWF Board. However, should you not write-in a nominee for the fourth Director, this will not affect your vote for the Ahmanson Nominees. The nomination of three nominees rather than the four directorships up for election at the Annual Meeting is intended to avoid a presumption of control under regulations of the Office of Thrift Supervision.

  The Ahmanson Nominees are listed below and have furnished the following information concerning their principal occupations or employment and certain other matters. Each Ahmanson Nominee, if elected, would hold office until the 2000 Annual Meeting of Stockholders and until a successor has been elected and qualified or until the earlier of his death, resignation or removal. Although Ahmanson has no reason to believe that any of the Ahmanson Nominees will be unable to serve as a director, if any one or more of the Ahmanson Nominees shall not be available for election, the persons named on the WHITE Annual Meeting proxy card have agreed to vote for the election of such other nominees as may be proposed by Ahmanson. Should GWF purport to increase the number of directors to be elected at the Annual Meeting, it is the current intention of Ahmanson to propose additional nominees for such directorships.

AHMANSON NOMINEES FOR CLASS II DIRECTORS:

          NAME, AGE AND                 PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
   PRINCIPAL BUSINESS ADDRESS           DURING LAST FIVE YEARS; CURRENT DIRECTORSHIPS
   --------------------------           ---------------------------------------------
Lawrence A. Del Santo, 63........  Mr. Del Santo is currently retired. From 1994 until his
The Vons Companies, Inc.           retirement in 1997, Mr. Del Santo was Chairman and
618 Michillinda Avenue             Chief Executive Officer of The Vons Companies, Inc.
Arcadia, CA 91007                  Previously, he was Chairman and Chief Executive Officer
                                   of Lucky Stores ("Lucky") and after the American Stores
                                   Company acquisition of Lucky, he became Senior
                                   Executive Vice President and Chief Operating Officer--
                                   Food for American Stores Company in 1993. He currently
                                   serves on the board of directors of California Business
                                   Roundtable, Los Angeles Area Chamber of Commerce, Food
                                   Marketing Institute, Criminal Justice Legal Foundation,
                                   Los Angeles Business Advisors and Super Valu Stores,
                                   Inc. Additionally, he is a member of the Board of
                                   Trustees of the University of San Francisco and the
                                   Tomas Rivera Center.

Robert T. Gelber, 61.............  Mr. Gelber is currently retired. Before his retirement,
Gibson, Dunn & Crutcher LLP        Mr. Gelber was a partner at Gibson, Dunn & Crutcher
333 South Grand Avenue             LLP, where he was co-head of the firm's Financial
Los Angeles, CA 90071              Institutions Practice Group. Mr. Gelber joined Gibson,
                                   Dunn & Crutcher LLP in 1960 after graduation from
                                   Harvard Law School.

Wolfgang Schoellkopf, 64.........  Mr. Schoellkopf is currently retired. From 1990 until
800 Fifth Avenue                   his retirement in 1996, Mr. Schoellkopf was Vice
New York, NY 10021                 Chairman and Chief Financial Officer of First Fidelity
                                   Bancorporation. Mr. Schoellkopf currently serves on the
                                   boards of directors of Great Lakes Reinsurance
                                   Corporation, the Inner-City Scholarship Fund and
                                   Marymount University.

  Ahmanson has agreed to make a cash contribution of $30,000 on behalf of each Ahmanson Nominee to a charitable organization designated by each Ahmanson Nominee for agreeing to be named as a nominee in this Proxy Statement and agreeing to stand for election as a director of GWF and has agreed to reimburse each Ahmanson Nominee for out-of-pocket expenses incurred in connection with the proxy solicitation. In addition,

Ahmanson has agreed, without regard to any actual or alleged fault on the part of the Ahmanson Nominee, to hold harmless and indemnify each Ahmanson Nominee, to the fullest extent permitted by applicable law, from and against any and all expenses, liabilities, damages or losses of any kind arising out of or relating to any threatened or filed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of GWF), asserted against or incurred by the Ahmanson Nominee as a result of such Ahmanson Nominee's involvement in this proxy solicitation or such Ahmanson Nominee's role as a director of GWF (except to the extent such Ahmanson Nominee is covered in full by GWF's indemnification obligations); provided, however, that such indemnification and expense reimbursement shall not apply to any actions or omissions to act by the Ahmanson Nominee after the date 20 days after the Ahmanson Nominee has been notified that Ahmanson has abandoned the Ahmanson Proposal. In addition, it is anticipated that each Ahmanson Nominee, if elected, would be entitled to receive director's fees consistent with GWF's past practices. According to GWF's Proxy Statement dated March 21, 1996, for the 1996 Annual Meeting held on April 23, 1996, non-employee directors of GWF are paid an annual retainer for board service of $25,000, and an attendance fee of $1,800 and $1,000 for each board and committee meeting attended, respectively. Directors are also reimbursed for any expenses incurred in connection with attendance at regular or special meetings of the board or any of its committees.

  Except as disclosed in this Proxy Statement, to the best knowledge of Ahmanson, none of the Ahmanson Nominees or their associates have any arrangement or understandings with any person (1) with respect to any future employment by GWF or its affiliates or (2) with respect to future transactions to which GWF or any of its affiliates will or may be a party, nor any material interest, direct or indirect, in any transaction that has occurred since January 1, 1996 or any currently proposed transaction, or series of similar transactions, in which GWF or any of its affiliates was or is to be a party and in which the amount involved exceeds $60,000. Certain Ahmanson Nominees may also be directors or officers of other companies and organizations that have engaged in transactions with GWF or its subsidiaries in the ordinary course of business since January 1, 1996, but Ahmanson believes that the interest of such Ahmanson Nominees in such transactions is not of material significance.

  Elections of directors at the Annual Meeting require the affirmative vote of a plurality of the GWF Shares represented in person or by proxy at the meeting and entitled to vote on the election of directors, assuming a quorum is present or otherwise represented at the Annual Meeting. Thus, assuming a quorum is present, the four nominees receiving the greatest number of votes will be elected to serve as Class II Directors. Non-voted shares with respect to the election of directors will not affect the outcome of the election of directors. Should you choose not to write-in a nominee for the fourth Director up for election, that will result in a non-voted share with regard to that fourth Director. The proxies cannot be voted for more than four nominees (e.g., three Ahmanson Nominees and a nominee of the incumbent GWF Board).

  The accompanying WHITE Annual Meeting proxy card will be voted at the Annual Meeting in accordance with your instructions on such card. You may vote FOR the election of the Ahmanson Nominees as three of the four Class II Directors of GWF or withhold authority to vote for the election of the Ahmanson Nominees by marking the proper box on the WHITE Annual Meeting proxy card. You may also withhold your vote from any of the Ahmanson Nominees by striking out the name of such nominee on the WHITE Annual Meeting proxy card. If no marking is made, you will be deemed to have given a direction to vote the GWF Shares represented by the WHITE Annual Meeting proxy card FOR the election of all of the Ahmanson Nominees provided that you have signed and dated the WHITE proxy card. You may vote FOR the election of a fourth write-in nominee of the Class II Directors from among the nominees of the incumbent GWF Board by writing in that nominee's name in the space provided or abstain from voting for that fourth directorship by leaving the space blank.

          AHMANSON STRONGLY RECOMMENDS A VOTE FOR THE ELECTION OF THE
                               AHMANSON NOMINEES.

                II. AHMANSON RESOLUTION URGING A MERGER OF GWF

  At the Annual Meeting, Ahmanson intends to present the following resolution for adoption by the stockholders of GWF:

  "RESOLVED, that the stockholders of Great Western Financial Corporation ("Great Western") urge the Great Western Board of Directors (the "Great Western Board"), if requested by H. F. Ahmanson & Company ("Ahmanson") or any other person making a bona fide and concrete merger proposal, to provide all nonpublic information given to Washington Mutual, Inc. to Ahmanson or such other person and to participate in discussions and negotiations with, and consider each and every bona fide and concrete merger proposal made by, Ahmanson or such other person and otherwise to facilitate any effort or attempt by Ahmanson or such other person to make or implement a merger proposal in order to maximize stockholder value. Furthermore, in evaluating any merger proposal, the Great Western Board shall take into account the potential that the Great Western Stockholders will receive a substantial portion of the value of the cost savings resulting from a merger with Ahmanson or, if applicable, such other person."

  The purpose of the Ahmanson Resolution is to give stockholders of GWF the opportunity to send a clear message to the GWF Board that they support the maximization of stockholder value and that they want the GWF Board to provide Ahmanson, as well as any other potential acquirer, with the same access and information that WaMu has been afforded, to engage in discussions and negotiations with Ahmanson or such other person and to consider all merger proposals in order to maximize stockholder value. Under the DGCL, this resolution will not be legally binding upon the GWF Board. However, Ahmanson believes that the GWF Board, in accordance with its fiduciary duties, will take into account the views of a majority of the stockholders of GWF in determining whether to provide Ahmanson, as well as any other potential acquirer, with an opportunity to maximize stockholder value for GWF's stockholders. Ahmanson recognizes that GWF is a party to a merger agreement with WaMu and that any dealings that GWF has with Ahmanson or any other potential acquirer will be in accordance with the terms of such agreement.

  Adoption of the Ahmanson Resolution, which will not be legally binding on the GWF Board, requires the affirmative vote of the holders of a majority of the GWF Shares represented in person or by proxy and entitled to vote on the matter, assuming the presence of a quorum at the Annual Meeting. With respect to abstentions, the GWF Shares will be considered present at the Annual Meeting, but since they are not affirmative votes for the Ahmanson Resolution, they will have the same effect as votes against the Ahmanson Resolution. With respect to broker non-votes, the GWF Shares will not be considered present at the Annual Meeting for purposes of voting on the Ahmanson Resolution. Consequently, broker non-votes will not be counted with respect to the Ahmanson Resolution, but they will have the practical effect of reducing the number of affirmative votes required to achieve a majority with respect to the Ahmanson Resolution by reducing the total number of GWF Shares from which the majority is calculated.

  The accompanying WHITE Annual Meeting proxy card will be voted at the Annual Meeting in accordance with your instructions on such card. You may vote FOR the Ahmanson Resolution or against or abstain from voting for the Ahmanson Resolution by marking the proper box on the WHITE Annual Meeting proxy card. If no marking is made, you will be deemed to have given a direction to vote the GWF Shares represented by the WHITE Annual Meeting proxy card FOR the Ahmanson Resolution provided that you have signed and dated the proxy card.

       AHMANSON STRONGLY RECOMMENDS A VOTE FOR THE AHMANSON RESOLUTION.

                        III. PROPOSED BY-LAW AMENDMENTS

  Ahmanson is soliciting your proxy in support of the Ahmanson By-law Amendments which are intended to ensure that the Ahmanson Merger Proposal is dealt with fairly and in accordance with sound principles of corporate governance and that the views of the GWF stockholders and the Ahmanson Nominees are considered by the entire GWF Board. The text of each of the Ahmanson By-law Amendments is set forth in Annex A hereto. The following is a summary of such amendments.

 Amendment 1:

  Amendment 1 would amend GWF's By-laws to allow holders of 10% of the GWF Shares to call special meetings and provide that the designee of the stockholders calling the meeting presides at the meeting.

 Amendment 2:

  Amendment 2 would amend GWF's By-laws to prohibit the GWF Board from filling any vacancy on the GWF Board with any person who was previously nominated as a Director and lost in an election. The effect of Amendment 2 is to prevent the GWF Board from reinstalling a person whom the stockholders have affirmatively voted out of office or not elected. This proposal would prevent the entrenchment of directors who have failed to obtain the requisite support of stockholders.

 Amendment 3:

  Amendment 3 would amend GWF's By-laws to ensure that, if any Ahmanson Nominees are elected, at least one Ahmanson Nominee would be represented on an executive committee of the GWF Board, if one is created, or on any other committee of the GWF Board that exercises powers that are currently or would normally be exercised by an executive committee or only by the full GWF Board, including the power to review any merger proposal. The effect of Amendment 3 would be to prevent an executive or similar committee of the GWF Board from taking actions without the knowledge of or input from an Ahmanson Nominee.

 Amendment 4:

  Amendment 4 would amend GWF's By-laws to provide that certain matters (e.g., acquisition transactions, amendment of the Rights Agreement, adoption of any similar rights agreement, amendment of the By-laws, or any other action that would preclude or make more expensive or more difficult a merger with or an acquisition of GWF by any person that has made a bona fide and concrete proposal to merge with or acquire GWF or would favor one potential acquiror over another) can only be acted on by the GWF Board if those matters are specifically described (with appropriate details) in a notice which must be given for the GWF Board meeting. The effect of Amendment 4 would provide the Ahmanson Nominees with advance notice of such actions. Because the Ahmanson Nominees will have fiduciary duties to all stockholders, this does not mean that Ahmanson will be privy to such information. This advance notice will enable the Ahmanson Nominees to act in a prepared manner and receive any necessary independent advice.

 Amendment 5:

  Amendment 5 would amend GWF's By-laws to prevent the GWF Board from subsequently amending any of the Ahmanson By-law Amendments adopted at the 1997 Annual Meeting of Stockholders unless it has the approval of a majority vote of the GWF stockholders. The effect of Amendment 5 would ensure that the GWF Board cannot circumvent the will of the stockholders by subsequently amending or modifying the adopted Ahmanson By-law Amendments.

  Adoption of the Ahmanson By-law Amendments requires the affirmative vote of the holders of a majority of the GWF Shares represented in person or by proxy and entitled to vote on the matter, assuming the presence of a quorum at the Annual Meeting. With respect to abstentions, the GWF Shares will be considered present at the Annual Meeting, but since they are not affirmative votes for the Ahmanson By-law Amendments, they will have the same effect as votes against the Ahmanson By-law Amendments. With respect to broker non-votes, the

GWF Shares will not be considered present at the Annual Meeting for purposes of voting on the Ahmanson By- law Amendments. Consequently, broker non-votes will not be counted with respect to the Ahmanson By-law Amendments, but they will have the practical effect of reducing the number of affirmative votes required to achieve a majority with respect to the Ahmanson By-law Amendments by reducing the total number of GWF Shares from which the majority is calculated.

  The accompanying WHITE Annual Meeting proxy card will be voted at the Annual Meeting in accordance with your instructions on such card. You may vote FOR the Ahmanson By-law Amendments or against or abstain from voting for the Ahmanson By-law Amendments by marking the proper box on the WHITE Annual Meeting proxy card. If no marking is made, you will be deemed to have given a direction to vote the GWF Shares represented by the WHITE Annual Meeting proxy card FOR the Ahmanson By-law Amendments, provided that you have signed and dated the proxy card.

    AHMANSON STRONGLY RECOMMENDS A VOTE FOR THE AHMANSON BY-LAW AMENDMENTS.

           IV. OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

  Ahmanson is not aware of any other resolutions, matters or proposals to be brought before the Annual Meeting. Should other resolutions, matters or proposals be brought before the Annual Meeting, the persons named on the WHITE Annual Meeting proxy card will abstain from voting on such other resolutions, matters or proposals unless such other resolutions, matters or proposals are inconsistent with the stockholder resolution set forth herein, in which event such persons will vote on such other resolutions, matters or proposals at their discretion. When voting on any proposed adjournment, such persons named as proxies may vote for or against the proposed adjournment at their discretion.

  With respect to any such other matters that may be submitted to the GWF stockholders for a vote, the affirmative vote of the holders of at least a majority of the GWF Shares represented in person or by proxy at the Annual Meeting and entitled to vote on the particular matter is required, assuming the presence of a quorum at the Annual Meeting. With respect to abstentions, the GWF Shares will be considered present at the Annual Meeting for such other matters, but since they are not affirmative votes for such other matters, they will have the same effect as votes against such other matters. With respect to broker non-votes, the GWF Shares will not be considered present at the Annual Meeting for purposes of voting on the such other matters. Consequently, broker non-votes will not be counted with respect to such other matters, but they will have the practical effect of reducing the number of affirmative votes required to achieve a majority with respect to such other matters by reducing the total number of GWF Shares from which the majority is calculated.

                           H. F. AHMANSON & COMPANY

  H. F. Ahmanson & Company, a Delaware corporation, conducts its principal business operations through Home Savings of America, FSB, a federally-chartered savings bank ("Home Savings"). Although Home Savings has traditionally focused on deposit-taking and residential real estate lending, Home Savings has changed its focus toward becoming a full-service consumer bank. Home Savings' acquisition of 61 First Interstate Bank branches has accelerated Home Savings' progress toward effecting this change.

  At December 31, 1996, Ahmanson had total assets of $50 billion, deposits of $35 billion and stockholders' equity of $2.4 billion. Based on deposits, Ahmanson was at that time the third largest depositary institution in California and the 17th largest in the United States.

  Ahmanson is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning Ahmanson can be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices in New York, 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60601, and copies of such material can be obtained from such facilities and the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Certain of such reports, proxy statements and other information are also available from the Commission over the Internet at http://www.sec.gov. In addition such material can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104, on which certain of Ahmanson's securities are listed.

  H. F. Ahmanson & Company has its principal executive offices at 4900 Rivergrade Road, Irwindale, California 91706, telephone number (818) 960-6311.

  Certain information concerning the directors and executive officers of Ahmanson and certain employees and other representatives of Ahmanson who may also solicit proxies from stockholders is set forth in Schedule I. Certain information concerning shares of GWF Common Stock held by Ahmanson, its directors and executive officers and certain employees and other representatives of Ahmanson who may also solicit proxies from Stockholders, and certain transactions between any of them and GWF, is set forth in Schedule II.

                               PROXY PROCEDURES

  In order for your views on the above-described director election and the Ahmanson Proposals to be represented at the Annual Meeting, please mark, sign and date the enclosed WHITE Annual Meeting proxy card and return it to Ahmanson, c/o MacKenzie Partners, Inc., in the enclosed envelope in time to be voted at the Annual Meeting. Execution of the WHITE Annual Meeting proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy for the Annual Meeting to Ahmanson or to the Secretary of GWF, or by voting in person at the particular meeting. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT.

  Only holders of record as of the close of business on the Record Date will be entitled to vote. If you are a GWF stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell such GWF Shares after the Record Date. Accordingly, it is important that you vote the GWF Shares held by you on the Record Date, or grant a proxy to vote such GWF Shares on the WHITE Annual Meeting proxy card, even if you sell such GWF Shares after the Record Date.

  If any of your GWF Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such GWF Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the WHITE Annual Meeting proxy card.

                         OWNERSHIP OF GWF COMMON STOCK

  Each share of GWF Common Stock is entitled to one vote, and the GWF Common Stock is the only class of securities of GWF currently entitled to vote. According to GWF's Form 10-K for the fiscal year ended December 31, 1996, there were approximately 9,724 holders of record of shares of GWF Common Stock as of December 31, 1996, and there were 137,563,165 shares of GWF Common Stock outstanding as of February 28, 1997. Stockholders of GWF do not have cumulative voting rights.

  The following table sets forth the share ownership of all persons who, as of December 31, 1995, beneficially owned more than 5% of GWF's outstanding shares of Common Stock known to GWF, as reported in GWF's Proxy Statement dated March 21, 1996. There may have been material changes since that date.

                                            AMOUNT AND NATURE OF    PERCENT OF
                                           BENEFICIAL OWNERSHIP OF OUTSTANDING
NAME AND ADDRESS OF BENEFICIAL OWNER       SHARES OF COMMON STOCK  COMMON STOCK
------------------------------------       ----------------------- ------------
Wellington Management Company.............       10,858,257(1)         7.95%
 75 State Street
 Boston, Massachusetts 02109
Vanguard/Windsor Funds, Inc...............       10,242,693(2)         7.50%
 Vanguard Financial Center
 Valley Forge, Pennsylvania 19482
All Directors and Executive Officers as a         2,550,636(3)         1.86%
 Group (16)...............................

--------
(1) Wellington Management Company ("WMC") has reported that it is an investment adviser and, as such, is considered beneficial owner in the aggregate of the shares listed in the table. WMC has declared that it has shared power to vote 4,902 of the shares and shared dispositive power over all of the shares shown in the table. The shares shown in the table for the Vanguard/Windsor Funds, Inc. are also included in the total amount reported in the table for WMC.
(2) Vanguard/Windsor Funds, Inc. ("Vanguard/Windsor") has reported that it is an investment company and, as such, is considered the beneficial owner in the aggregate of the shares listed in the table. Vanguard/Windsor has declared that it has sole power to vote or direct the vote and shared power to dispose or to direct the disposition of the shares shown in the table.
(3) The amount in the table includes options to purchase 1,676,135 shares under employee stock options which are exercisable on or within 60 days after February 29, 1996, and 2,132 shares held in trust under the Employee Savings Incentive Plan with respect to which such persons have the right to direct the vote.

  For information relating to the ownership of Common Stock by the current directors and officers of GWF, see Schedule III hereto.

  Although Ahmanson has included information concerning GWF in this Proxy Statement (including Schedule III hereto) insofar as it is known or reasonably available to Ahmanson, Ahmanson is not currently affiliated with GWF and GWF has not to date permitted access by Ahmanson to GWF's books and records. Therefore, information concerning GWF which has not been made public is not available to Ahmanson. Although Ahmanson has no knowledge that would indicate that statements relating to GWF contained in this Proxy Statement in reliance upon publicly available information are inaccurate or incomplete, Ahmanson was not involved in the preparation of such information and statements and, for the foregoing reasons, is not in a position to verify any such information or statements. Accordingly, Ahmanson takes no responsibility for the accuracy of such information or statements.

  The proxy statement of GWF, dated March 21, 1996, contains additional information concerning the GWF Common Stock, beneficial ownership of the GWF Common Stock by and other information concerning GWF's directors and officers, compensation paid to executive officers, and the principal holders of GWF Common Stock.

                            SOLICITATION OF PROXIES

  Proxies will be solicited by mail, telephone, telegraph, telex, telecopier, advertisement and in person. Solicitation may be made by directors, officers, investor relations personnel and other regular employees of Ahmanson. No such employees will receive additional compensation for such solicitation.

  Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation materials to the beneficial owners of GWF Common Stock for which they hold of record and Ahmanson will reimburse them for their reasonable out-of-pocket expenses.

  In addition, Ahmanson has retained MacKenzie Partners, Inc. to assist and to provide advisory services in connection with this Proxy Statement for which
MacKenzie Partners, Inc. will be paid a fee of not more than $    and will be
reimbursed for reasonable out-of-pocket expenses. It is anticipated that approximately 100 persons will be employed by MacKenzie Partners, Inc. to solicit proxies. Ahmanson will indemnify MacKenzie Partners, Inc. against certain liabilities and expenses in connection with the Proxy Statement, including liabilities under the federal securities laws.

  Credit Suisse First Boston Corporation ("CSFB") and Montgomery Securities ("Montgomery Securities") are providing certain financial advisory services to Ahmanson in connection with, among other things, the Proposed Merger. Ahmanson has agreed to pay customary financial advisory and transaction fees to each of CSFB and Montgomery Securities in connection with the Proposed Merger. Ahmanson has also agreed to reimburse each of CSFB and Montgomery Securities for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, incurred in furtherance of the financial advisory services to be provided to Ahmanson in connection with its engagement, and has agreed to indemnify each of CSFB and Montgomery Securities and certain related persons and entities against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. In connection with CSFB's and Montgomery Securities' engagement as financial advisors, Ahmanson anticipates that certain employees of each of CSFB and Montgomery Securities may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders for the purpose of assisting in the proxy solicitation. CSFB and Montgomery Securities will not receive any fee for or in connection with such solicitation activities apart from the fees they are otherwise entitled to receive as described above.

  The expenses related directly to the Proxy Statement are expected to
aggregate $    and will be borne by Ahmanson. These expenses include any fees and expenses for attorneys, public relations and financial advisers, solicitors, advertising, printing, transportation, litigation and other costs incidental to the solicitation, but exclude costs represented by salaries and wages of regular employees and officers of Ahmanson and expenses related primarily to the Proposed Merger. Of the above stated amount, approximately
$    has been spent to date. Ahmanson does not intend to seek reimbursement of its expenses related to the proxy solicitation from GWF whether or not the proxy solicitation is successful.

  Stockholder proposals will be eligible for consideration for inclusion in GWF's Proxy Statement for the 1998 Annual Meeting of Stockholders if notice is provided to the Secretary of GWF no later than 60 days nor more than 90 days prior to the anniversary date of the 1997 Annual Meeting.

  Ahmanson assumes no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, the GWF Proxy Statement.

  If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact MacKenzie Partners, Inc. at the address or phone number specified below. YOUR PROXY AND PROMPT ACTION ARE IMPORTANT. YOU ARE URGED TO GRANT YOUR PROXY BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE.

                                          H. F. AHMANSON & COMPANY

April [14], 1997

                           MacKenzie Partners, Inc.
                               156 Fifth Avenue
                           New York, New York 10010
               Bankers and Brokers Call Collect: (212) 929-5500
                   All Others Call Toll-Free: (800) 322-2885

                                                                        ANNEX A

                          PROPOSED BY-LAW AMENDMENTS

  Amendment 1. Amend Section 3 of the By-laws of GWF by adding to the end thereof the following paragraph:

    "In addition, a special meeting of the stockholders of the Corporation shall be called by the Secretary upon the written request, stating the purpose of the meeting and the meeting date, of stockholders who together own of record 10% or more of the stock of the Corporation having voting power. The notice shall be mailed by the Secretary within 20 days following receipt of such request. If the Secretary fails to call the special meeting and mail the notice as required by the preceding sentence, a person designated by the stockholders requesting the meeting shall have the power to call the special meeting and mail such notice. At a special meeting called at the request of stockholders, the meeting shall be presided over by a person designated by the stockholders calling the meeting."

  Amendment 2. Amend Section 12 of the By-laws of GWF by adding to the end thereof (or, if Amendment 3 described below is adopted, by adding as the penultimate paragraph) the following paragraph:

    "No person may be chosen by the directors of the Corporation to fill any vacancy on the board of directors, whether arising through death, resignation or removal of a director, or through an increase in the number of directors of any class, if such person was previously nominated as a director and lost in an election by the stockholders of the Corporation."

  Amendment 3. Amend Section 12 of the By-laws of GWF by adding to the end thereof the following paragraph:

    "Any slate of directors elected in opposition to the recommendation of the incumbent board of directors shall be represented on an executive committee of the board of directors of the Corporation, if one is created, or on any other committee of the board that exercises powers that are currently or would normally be exercised by such a committee or only by the full board, including the power to review any merger proposal."

  Amendment 4. Amend Section 13 of the By-laws of GWF by inserting immediately after the second sentence thereof the following two sentences:

    "Notwithstanding the foregoing sentence, if any of the following actions are to be considered by the board of directors at a meeting, notice must be given which notice must specify that such actions are to be considered and set forth appropriate details with respect thereto: any "Acquisition Transaction" as hereinafter defined, amendment of the Rights Agreement referred to in Section 24, adoption of any similar rights agreement, amendment of the By-laws, or any other action that would preclude or make more expensive or more difficult a merger with or acquisition of the Corporation by any person that has made a bona fide proposal to merge with or acquire the Corporation or that would favor one potential acquiror of the Corporation over another acquiror. "Acquisition Transaction" means any merger, consolidation or similar transaction involving, or any purchase of all of or any substantial portion of the assets, deposits or any equity securities of, the Corporation or any of its subsidiaries."


  Amendment 5. Amend the By-laws of GWF by adding a new Section 25 thereto which reads in its entirety as follows:

    "Section 25. Neither this Section 25 nor any of the By-law provisions added or changed by vote of stockholders at the 1997 annual meeting of stockholders of this Corporation may be amended or repealed without the affirmative vote of the holders of a majority of the stock of the Corporation having voting power."

                                  SCHEDULE I

                     INFORMATION CONCERNING THE DIRECTORS
                      AND EXECUTIVE OFFICERS OF AHMANSON
              AND CERTAIN EMPLOYEES AND OTHER REPRESENTATIVES OF
                     AHMANSON WHO MAY ALSO SOLICIT PROXIES

  The following table sets forth the name, principal business address and the present office or other principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of the directors and executive officers of Ahmanson and certain employees and other representatives of Ahmanson who may also solicit proxies from stockholders of GWF. The Ahmanson Nominees named on page 6 of this Proxy Statement may also solicit proxies from stockholders of GWF.

 DIRECTORS, EXECUTIVE OFFICERS, CERTAIN EMPLOYEES AND OTHER REPRESENTATIVES OF
                                   AHMANSON

       NAME AND PRINCIPAL                          PRESENT OFFICE OR OTHER
        BUSINESS ADDRESS                     PRINCIPAL OCCUPATION OR EMPLOYMENT
       ------------------                    ----------------------------------
Byron Allumbaugh.................  Retired Chairman of the Board of Ralphs Grocery
620 Newport Center Drive           Company, a Los Angeles-based supermarket company;
Suite 1100                         director of El Paso Natural Gas Company and Ultramar
Newport Beach, CA 92660            Corp.

Harold A. Black..................  James F. Smith Professor of Financial Institutions at
Department of Finance              the College of Business Administration at the
431 Stokely Management Center      University of Tennessee, Knoxville
University of Tennessee,
Knoxville Knoxville, TN 37996

Richard M. Bressler..............  Retired Chairman of the Board of Plum Creek Management
El Paso Natural Gas Company        Company, a manufacturer of lumber and wood products,
999 Third Avenue, Suite 2300       and retired Chairman of the Board of El Paso Natural
Seattle, WA 98104                  Gas Company, a natural resources company; director of
                                   General Mills, Inc. and Rockwell International
                                   Corporation

David R. Carpenter...............  Retired Chairman and Chief Executive Officer of
The Darcy Company                  Transamerica Occidental Life Insurance Company and
3400 Riverside Drive               Executive Vice President of the parent company,
Burbank, CA 91505                  Transamerica Corporation; Chairman of UniHealth;
                                   director of PacifiCare

Phillip D. Matthews..............  Chairman of the Board of Wolverine World Wide, Inc., a
Matthews, Mullaney & Company       NYSE footwear company; Chairman and part owner of
70 South Lake Avenue, Suite 630    Reliable Company; director of Bell Sports and Panda
Pasadena, CA 91101                 Management Company

Richard L. Nolan.................  MBA Class of 1942 Professor of Business Administration
Graduate School of Business        at the Graduate School of Business Administration at
Administration Harvard University  Harvard University; director of Xcellenet Inc.
Baker West 181
Soldiers Field
Boston, MA 02163

Delia M. Reyes Reyes.............  President and Chief Executive Officer of Reyes
Consulting Group                   Consulting Group, a market research and consulting firm
14677 Midway Road, Suite 201
Dallas, TX 75244

   NAME AND PRINCIPAL                    PRESENT OFFICE OR OTHER
    BUSINESS ADDRESS               PRINCIPAL OCCUPATION OR EMPLOYMENT
   ------------------              ----------------------------------
Charles R. Rinehart..... Chairman of the Board and Chief Executive Officer of
4900 Rivergrade Road     Ahmanson; Chairman of the Board and Chief Executive
Irwindale, CA 91706      Officer of Home Savings of America, FSB

Frank M. Sanchez........ Owner and operator of eight McDonald's franchises;
5234 Via San Delano #1   director of the Los Angeles Chamber of Commerce, the
Los Angeles, CA 90022    Los Angeles Amateur Athletic Foundation, and California
                         State University at Los Angeles foundation

Elizabeth A. Sanders.... Business consultant; director of Flagstar Companies
P.O. Box 14              Inc., Wal-Mart Stores, Inc. and Wolverine World Wide,
Sutter Creek, CA 95685   Inc.

Arthur W. Schmutz....... Retired partner of Gibson, Dunn & Crutcher LLP, a law
Gibson, Dunn & Crutcher  firm; director of Ducommun Incorporated
LLP
333 South Grand Avenue,
Suite 4550 Los Angeles,
CA 90071

William D. Schulte...... Retired Vice Chairman of KPMG Peat Marwick LLP, a firm
KPMG Peat Marwick LLP    of independent certified public accountants; director
725 South Figueroa       of Santa Anita Operating Company, Santa Anita Realty
Street, Suite 2900 Los   Enterprises, Inc. and Vastar Resources, Inc.
Angeles, CA 90017

Bruce G. Willison....... President and Chief Operating Officer of Ahmanson and
4900 Rivergrade Road     Home Savings of America, FSB
Irwindale, CA 91706

Kevin M. Twomey......... Senior Executive Vice President and Chief Financial
4900 Rivergrade Road     Officer of Ahmanson and Vice Chairman and Chief
Irwindale, CA 91706      Financial Officer of Home Savings of America, FSB

Anne-Drue M. Anderson... Executive Vice President and Treasurer of Ahmanson and
4900 Rivergrade Road     Home Savings of America, FSB
Irwindale, CA 91706

Madeleine A. Kleiner.... Senior Executive Vice President, Chief Administrative
4900 Rivergrade Road     Officer, General Counsel and Secretary of Ahmanson and
Irwindale, CA 91706      Senior Executive Vice President, Chief Administrative
                         Officer and General Counsel of Home Savings of America,
                         FSB

E. Nancy Markle......... Executive Vice President of Ahmanson and Home Savings
49000 Rivergrande Road   of America, FSB
Irwindale, CA 91706

George Miranda.......... First Vice President and Principal Accounting Officer
4900 Rivergrade Road     of Ahmanson and Home Savings of America, FSB
Irwindale, CA 91706

Eric Warmstein.......... Director of Corporate Development of Ahmanson
4900 Rivergrade Road
Irwindale, CA 91706

   NAME AND PRINCIPAL                     PRESENT OFFICE OR OTHER
    BUSINESS ADDRESS                PRINCIPAL OCCUPATION OR EMPLOYMENT
   ------------------               ----------------------------------
Stephen Swartz..........  Senior Vice President and Director of Investor
4900 Rivergrade Road      Relations of Ahmanson
Irwindale, CA 91706

H. Rodgin Cohen.........  Partner, Sullivan & Cromwell
125 Broad Street
New York, New York 10004

Credit Suisse First Boston Corporation
11 Madison Avenue
New York, New York 10010
  Michael E. Martin.....  Managing Director
  Oliver P. Sarkozy.....  Director
  Eric J. Clark.........  Associate

Credit Suisse First Boston Corporation
333 Grand Avenue, Suite 2200
Los Angeles, California 90071
  Mark S. Maron.........  Managing Director
  Andrew C. Rosenburgh..  Vice President
  Brian J. Cullen.......  Analyst

Montgomery Securities
600 Montgomery Street
San Francisco,
California 94111
  Dick Fredericks.......  Senior Managing Director
  Alan Rothenberg.......  Senior Consultant
  Robert Huret..........  Senior Consultant
  William Pan...........  Associate

                                  SCHEDULE II

               SHARES OF GWF COMMON STOCK HELD BY AHMANSON, ITS
          DIRECTORS AND EXECUTIVE OFFICERS AND CERTAIN EMPLOYEES AND
        OTHER REPRESENTATIVES OF AHMANSON WHO MAY ALSO SOLICIT PROXIES,
             AND CERTAIN TRANSACTIONS BETWEEN ANY OF THEM AND GWF

  As of April 7, 1997, Ahmanson is the beneficial owner of 3,134,100 shares of GWF Common Stock. In the two years prior to the date of this Proxy Statement, Ahmanson has made the following purchases of GWF Common Stock:

     February 15, 1997.........................................       100 shares
     February 18, 1997.........................................       100 shares
     March 7, 1997.............................................    60,000 shares
     March 10, 1997............................................   127,800 shares
     March 11, 1997............................................    78,700 shares
     March 12, 1997............................................   233,300 shares
     March 13, 1997............................................ 1,257,800 shares
     March 13, 1997............................................   587,000 shares
     March 26, 1997............................................   439,300 shares
     March 27, 1997............................................   350,000 shares

Ahmanson sold no shares of GWF Common Stock during such period. No part of the purchase price or market value of any of the shares described in this paragraph was represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares. Ahmanson does not beneficially own any other shares of GWF Common Stock. Other than Mr. Gelber, who owns 332 shares of GWF Common Stock (purchased on July 23, 1996), none of the Ahmanson Nominees is the beneficial owner of any GWF Common Stock.

  Each of CSFB and Montgomery Securities engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of their business, CSFB and Montgomery Securities may trade securities of GWF for their own account and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. As of April 7, 1997, CSFB held a net short position of 1,876 shares and Montgomery Securities held no shares of GWF Common Stock. Additionally, in the normal course of their business, CSFB and Montgomery Securities finance their securities positions by bank and other borrowings and repurchase and securities borrowing transactions. To the knowledge of Ahmanson, none of such borrowings were intended specifically for the purpose of purchasing securities of GWF. Neither CSFB nor Montgomery Securities admit that they or any of their directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Exchange Act by the Commission, in the solicitation to which this Proxy Statement relates or that such Schedule 14A requires the disclosure in this Proxy Statement of certain information concerning CSFB and Montgomery Securities.

  In addition to the fees to be received by CSFB and Montgomery Securities in connection with their engagement as financial advisors to Ahmanson described in this Proxy Statement, CSFB has rendered various investment banking and financial advisory services for Ahmanson for which it has received customary compensation.

  Except as disclosed in this Proxy Statement, none of Ahmanson, the directors or executive officers of Ahmanson or the employees or other representatives of Ahmanson named in Schedule I owns any securities of GWF or any subsidiary of GWF, beneficially or of record, has purchased or sold any such securities within the past two years or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to such securities. Except as disclosed in this Proxy Statement, to the best knowledge of Ahmanson, its directors or executive officers and the employees and other representatives of Ahmanson named in Schedule I, none of their associates beneficially owns, directly or indirectly, any securities of GWF.

  Except as disclosed in this Proxy Statement, none of Ahmanson, its directors or executive officers of Ahmanson or the employees or other representatives of Ahmanson named in Schedule I, or, to their best knowledge, their associates has any arrangement or understanding with any person (1) with respect to any future employment by GWF or its affiliates or (2) with respect to future transactions to which GWF or any of its affiliates will or may be a party, nor any material interest, direct or indirect, in any transaction that has occurred since January 1, 1996 or any currently proposed transaction, or series of similar transactions, in which GWF or any of its affiliates was or is to be a party and in which the amount involved exceeds $60,000. Certain directors and executive officers of Ahmanson and/or its associates may also be directors or officers of other companies and organizations that have engaged in transactions with Ahmanson or its subsidiaries in the ordinary course of business since January 1, 1996, but Ahmanson believes that the interest of such persons in such transactions is not of material significance.

                                 SCHEDULE III

                             SHARES OF GWF HELD BY
                    DIRECTORS AND EXECUTIVE OFFICERS OF GWF

  The following table sets forth as of February 29, 1996 the number of shares of GWF Common Stock beneficially owned by each director, the chief executive officer and each of the five other most highly compensated executive officers (and by all directors and executive officers as a group) of GWF. The information contained in the table is derived from information contained in GWF's Proxy Statement dated March 21, 1996.

                                             AMOUNT AND NATURE OF
                                             BENEFICIAL OWNERSHIP    PERCENT OF
                                              OF SHARES OF COMMON   OUTSTANDING
          NAME OF BENEFICIAL OWNER                   STOCK          COMMON STOCK
          ------------------------           ---------------------- ------------
David Alexander.............................      20,175        (2)      (1)
H. Frederick Christie.......................      23,750        (2)      (1)
Charles D. Miller...........................      27,500        (2)      (1)
Stephen E. Frank............................       8,250        (3)      (1)
John V. Giovenco............................      38,750        (2)      (1)
Firmin A. Gryp..............................     101,144     (2)(4)      (1)
Enrique Hernandez, Jr ......................       6,750        (3)      (1)
James F. Montgomery.........................     788,613        (5)      (1)
Alberta E. Siegel...........................      22,500        (2)      (1)
Willis B. Wood, Jr..........................      14,250        (6)      (1)
John F. Maher...............................     609,213        (7)      (1)
Eugene A. Crane.............................     256,601        (8)      (1)
J. Lance Erikson............................     127,122        (9)      (1)
Carl F. Geuther.............................     233,505       (10)      (1)
Michael M. Pappas...........................     251,296       (11)      (1)
A. William Schenck, III.....................      21,218                 (1)

--------
(1) Certain executive officers share with their spouses voting and investment powers with respect to these shares. The percentage of shares beneficially owned by any executive officer does not exceed one percent of the GWF's common stock so owned.
(2) Includes 18,750 shares subject to options granted to this Director under the 1988 Stock Option and Incentive Plan (the "1988 Incentive Plan") which are exercisable within 60 days of February 29, 1996.
(3) Includes 6,250 shares subject to options granted this Director under the 1988 Incentive Plan which are exercisable within 60 days of February 29, 1996.
(4) Includes 112 shares held by trustee under the Employee Savings Incentive
    Plan.
(5) Includes 593,750 shares subjecto to options exercisable within 60 days of February 29, 1996 and 945 shares held by the Trustee under the Employee Savings Incentive Plan.
(6) Includes 13,750 shares subject to options granted this Director under the 1988 Incentive Plan which are exercisable within 60 days of February 29, 1996.
(7) Includes 383,542 shares subject to options granted this Director under the 1988 Incentive Plan which are exercisable within 60 days of February 29, 1996 and 25 shares held by the Trustee under the Employee Savings Incentive Plan.
(8) Includes 180,083 shares subject to options exercisable within 60 days of February 29, 1996 and 938 shares held by the Trustee under the Employee Savings Incentive Plan.
(9) Includes 104,010 shares subject to options exercisable within 60 days of February 29, 1996 and 112 shares held by the Trustee under the Employee Savings Incentive Plan.
(10) Includes 188,500 shares subject to options exercisable within 60 days of February 29, 1996.
(11) Includes 187,500 shares subject to options exercisable within 60 days of February 29, 1996.

                                     III-1

      PRELIMINARY COPY--SUBJECT TO COMPLETION, DATED APRIL 10, 1997

                          [FORM OF PROXY CARD--WHITE]

                      GREAT WESTERN FINANCIAL CORPORATION

                  PROXY SOLICITED BY H. F. AHMANSON & COMPANY

       FOR GREAT WESTERN FINANCIAL CORPORATION 1997 ANNUAL MEETING

  The undersigned, a holder of record of shares of common stock, par value $1.00 per share ("Common Stock") of Great Western Financial Corporation ("GWF") acknowledges receipt of the Proxy Statement of H. F. Ahmanson & Company ("Ahmanson") dated April , 1997, and the undersigned revokes all
prior proxies and appoints     and    , or each of them, proxies for the
undersigned to vote all shares of Common Stock of GWF which the undersigned would be entitled to vote at the 1997 Annual Meeting of Stockholders and any adjournments, postponements or reschedulings thereof, and instructs said proxies to vote as follows:

1. To elect Lawrence A. Del Santo, Robert T. Gelber and Wolfgang Schoellkopf as Class II Directors of GWF, to serve for a term of three years and until their successors have been elected and qualified.*

                 [_] FOR  [_] AGAINST  [_] WITHHOLD AUTHORITY

2. To elect         [if you wish, write in nominee of the incumbent GWF Board]
   as the fourth Class II Director of GWF, to serve for a term of three years and until his successor has been elected and qualified.

                 [_] FOR  [_] AGAINST  [_] WITHHOLD AUTHORITY

3. Adopt the following non-binding resolution: "RESOLVED, that the stockholders of Great Western Financial Corporation ("Great Western") urge the Great Western Board of Directors (the "Great Western Board"), if requested by H. F. Ahmanson & Company ("Ahmanson") or any other person making a bona fide and concrete merger proposal, to provide all nonpublic information given to Washington Mutual, Inc. to Ahmanson or such other person and to participate in discussions and negotiations with, and consider each and every bona fide and concrete merger proposal made by, Ahmanson or such other person and otherwise to facilitate any effort or attempt by Ahmanson or such other person to make or implement a merger proposal in order to maximize stockholder value. Furthermore, in evaluating any merger proposal, the Great Western Board shall take into account the potential that the Great Western stockholders will receive a substantial portion of the value of the cost savings resulting from a merger with Ahmanson or, if applicable, such other person."

                       [_] FOR  [_] AGAINST  [_] ABSTAIN

4. Amend Section 3 of the By-laws of GWF by adding to the end thereof the following paragraph: "In addition, a special meeting of the stockholders of the Corporation shall be called by the Secretary upon the written request, stating the purpose of the meeting and the meeting date, of stockholders who together own of record 10% or more of the stock of the Corporation having voting power. The notice shall be mailed by the Secretary within 20 days following receipt of such request. If the Secretary fails to call the special meeting and mail the notice as required by the preceding sentence, a person designated by the stockholders requesting the meeting shall have the power to call the special meeting and mail such notice. At a special meeting called at the request of stockholders, the meeting shall be presided over by a person designated by the stockholders calling the meeting."

                       [_] FOR  [_] AGAINST  [_] ABSTAIN

5. Amend Section 12 of the By-laws of GWF by adding to the end thereof (or, if the amendment described in (6) below is adopted, by adding as the penultimate paragraph) the following paragraph: "No person may be chosen by the directors of the Corporation to fill any vacancy on the board of directors, whether arising through death, resignation or removal of a director, or through an increase in the number of directors of any class, if such person was previously nominated as a director and lost in an election by the stockholders of the Corporation."

                       [_] FOR  [_] AGAINST  [_] ABSTAIN

6. Amend Section 12 of the By-laws of GWF by adding to the end thereof the following paragraph: "Any slate of directors elected in opposition to the recommendation of the incumbent board of directors shall be represented on an executive committee of the board of directors of the Corporation, if one is created, or on any other committee of the board that exercises powers that are currently or would normally be exercised by such a committee or only by the full board, including the power to review any merger proposal."

                       [_] FOR  [_] AGAINST  [_] ABSTAIN

7. Amend Section 13 of the By-laws of GWF by inserting immediately after the second sentence thereof the following two sentences: "Notwithstanding the foregoing sentence, if any of the following actions are to be considered by the board of directors at a meeting, notice must be given which notice must specify that such actions are to be considered and set forth appropriate details with respect thereto: any "Acquisition Transaction" as hereinafter defined, amendment of the Rights Agreement referred to in Section 24, adoption of any similar rights agreement, amendment of the By-laws, or any other action that would preclude or make more expensive or more difficult a merger with or acquisition of the Corporation by any person that has made a bona fide proposal to merge with or acquire the Corporation or that would favor one potential acquiror of the Corporation over another acquiror. "Acquisition Transaction" means any merger, consolidation or similar transaction involving, or any purchase of all of or any substantial portion of the assets, deposits or any equity securities of, the Corporation or any of its subsidiaries."

                       [_] FOR  [_] AGAINST  [_] ABSTAIN


8. Amend the By-laws of GWF by adding a new Section 25 thereto which reads in its entirety as follows: "Section 25. Neither this Section 25 nor any of the By-law provisions added or changed by vote of stockholders at the 1997 annual meeting of stockholders of this Corporation may be amended or repealed without the affirmative vote of the holders of a majority of the stock of the Corporation having voting power."

                       [_] FOR  [_] AGAINST  [_] ABSTAIN

  IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING ON BEHALF OF THE UNDERSIGNED.

  THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF NO SPECIFICATIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES REFERRED TO IN (1) ABOVE AND FOR THE PROPOSALS REFERRED TO IN (3) THROUGH (10) ABOVE PROVIDED YOU HAVE SIGNED AND DATED THE PROXY CARD.
-------
*You may withhold authority to vote for any nominee by lining through or otherwise striking out the name of the nominee.*

                                    Dated: ______________________________, 1997
                                    ___________________________________________
                                     Signature of Stockholder (Title, if any)
                                    ___________________________________________
                                    Signature of Stockholder (if held jointly)

                                    Please sign exactly as your name or names appear hereon. If shares are held jointly, each stockholder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officers. If a partnership, please sign in partnership name by authorized person.

 PLEASE MARK, SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY, USING THE ENCLOSED
                            POSTAGE-PAID ENVELOPE.